                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. ___)*

                               CareerBuilder, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   141684 10 0
                         -------------------------------
                                 (CUSIP Number)

                                  May 11, 1999
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               PAGE 2 OF 5 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 (1)    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert J. McGovern
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (2)                                                             (a) [_]
                                                                 (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 (3)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 (4)
      United States
------------------------------------------------------------------------------
                                               SOLE VOTING POWER
                                    (5)
            NUMBER OF
                                               3,100,540 shares
             SHARES                 ------------------------------------------
                                               SHARED VOTING POWER
          BENEFICIALLY              (6)

            OWNED BY                           0 shares
                                   -------------------------------------------
              EACH                             SOLE DISPOSITIVE POWER
                                    (7)
            REPORTING
                                               3,100,540 shares
             PERSON                -------------------------------------------
                                               SHARED DISPOSITIVE POWER
              WITH                  (8)
                                               0 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 (9)
      3,350,540 shares; includes 250,000 shares of Common Stock held of record by the Robert McGovern Bypass Trust, a trust for the benefit of the Reporting Person's spouse and children, the trustee of which is the Reporting Person's spouse. Such shares are reported herein as beneficially owned by the Reporting Person pursuant to Rule 13d-3(a). The Reporting Person disclaims beneficial ownership of such shares pursuant to Rule 13d-4, and the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(10)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
(11)

      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(12)

      IN
------------------------------------------------------------------------------

                                                               PAGE 3 OF 5 PAGES


Item 1(a).     Name of Issuer:

               CareerBuilder, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               11495 Sunset Hills Road
               Reston, VA 20190

Item 2(a).     Name of Person Filing:

               Robert J. McGovern

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               CareerBuilder, Inc.
               11495 Sunset Hills Road
               Reston, VA 20190

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:

               141684 10 0

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

               Not Applicable

Item 4.   Ownership.

(a)      Amount Beneficially Owned:                                                                         3,350,540
         Includes 250,000 shares of Common Stock held of record by the Robert McGovern Bypass
         Trust, a trust for the benefit of the Reporting Person's spouse and children, the trustee of which is the Reporting Person's spouse.  Such shares are reported herein as beneficially owned by the Reporting Person pursuant to Rule 13d-3(a).  The Reporting
         Person disclaims beneficial ownership of such shares pursuant to Rule 13d-4, and the filing of this statement shall not be construed as an admission that the Reporting
         Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act
         of 1934, as amended, the beneficial owner of such shares.
(b)      Percent of Class:                                                                                  14.6%
(c)      Number of Shares as to Which Such Person Has:
            (i)   sole power to vote or to direct the vote:                                                 3,100,540
            (ii)  shared power to vote or to direct the vote:                                               0
            (iii) sole power to dispose or to direct the disposition of:                                    3,100,540
            (iv)  shared power to dispose or to direct the disposition of:                                  0

                                                               PAGE 4 OF 5 PAGES


Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certifications.

               Not applicable

                                                               PAGE 5 OF 5 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000                      /s/ ROBERT J. MCGOVERN
                                             -----------------------------------
                                             Robert J. McGovern